Exhibit 99.2

Form 51-102F3
MATERIAL CHANGE REPORT

Item 1: Name and Address of Issuer

Battle Mountain Gold Inc.
Suite 300, 1055 W. Hastings St.
Vancouver, BC V6E 2E9

Item 2: Date of Material Change

December 17, December 19 and December 23, 2014

Item 3: News Release

News releases disclosing the material change was issued by the Company through Marketwired in Vancouver, British Columbia, on December 17, December 19 and December 23, 2014 and filed via SEDAR to the securities commissions in British Columbia, Alberta, Saskatchewan and Ontario.

Item 4: Summary of Material Change

The Company announced on December 17, 2014, the closing of the non-brokered private placement comprising of 2,000,000 units at a price of $0.10 per unit for gross proceeds of $200,000.

The Company announced on December 19, 2014, another proposed non-brokered private placement of 575,000 units at a price of $0.10 per unit for gross proceeds of up to $57,500.

The Company announced on December 23, 2014, the closing of the non-brokered private placement comprising of 575,000 units at a price of $0.10 per unit for gross proceeds of $57,500.

Item 5.1 Full Description of Material Change

See news releases attached as Schedule “A”.

Item 5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6: Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7: Omitted Information

No significant facts have been omitted from this report.

Item 8: Executive Officer

Chet Idziszek, President, Chief Executive Officer and Director (604) 331-8772.

Item 9: Date of Report

Dated this 23rd day of December, 2014.

SCHEDULE “A”

www.battlemtngold.com TSX.V – BMG OTC.QB - BMTNF

300 - 1055 West Hastings Street, Vancouver, B.C. V6E 2E9 Canada	T.604.331.8772	.604.684.6024

BATTLE MOUNTAIN GOLD INC. ANNOUNCES CLOSING OF PRIVATE PLACEMENT

Vancouver, British Columbia – December 17, 2014 – Battle Mountain Gold Inc. (the “Company”)(TSX-V: BMG) is pleased to announce it has closed the non-brokered private placement (the “Private Placement”) previously announced on December 5, 2014.

The Private Placement comprised 2,000,000 units (“Units”) at a price of $0.10 per Unit for gross proceeds of $200,000. Each Unit comprises one common share (“Common Share”) and one-half of one common share purchase warrant (the “Warrants”). Each whole Warrant entitles the holder to purchase one additional Common Share at a price of $0.20 per Common Share for the two years from the date of issue.

The Company paid finder’s fees which totalled 109,500 Common Shares (the “Finder’s Shares”) in connection with the Private Placement.

The Common Shares, Warrants and Finder’s Shares issued in connection with the Private Placement are all subject to a hold period expiring on April 18, 2015.

On December 12, 2014, the TSX Venture Exchange provided final approval for the Private Placement.

The net proceeds from the Private Placement will be used for the further evaluation of the Company’s gold exploration project in Nevada, USA and for general corporate purposes.

To find out more about Battle Mountain Gold Inc. please visit our website at www.battlemtngold.com

ON BEHALF OF THE BOARD OF BATTLE MOUNTAIN GOLD INC.

“Chet Idziszek”

Chet Idziszek
President, Chief Executive Officer and Director

Neither the Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accepts responsibility of the adequacy or accuracy of this release.

www.battlemtngold.com TSX.V – BMG OTC.QB - BMTNF

300 - 1055 West Hastings Street, Vancouver, B.C. V6E 2E9 Canada	T.604.331.8772	F.604.684.6024

This press release does not constitute an offer of securities for sale in the United States and no securities may be offered or sold in the United States absent registration under the Securities Act of 1933 or an exemption from registration.

BATTLE MOUNTAIN GOLD INC. ANNOUNCES ANOTHER PROPOSED PRIVATE PLACEMENT

Vancouver, British Columbia – December 19, 2014 – Battle Mountain Gold Inc. (the “Company”)(TSX-V: BMG) is pleased to announce another non-brokered private placement (the “Private Placement”) of up to 575,000 Units at a price of $0.10 per Unit for gross proceeds of up to $57,500.

Each Unit comprises one common share (“Common Share”) and one-half of one common share purchase warrant (the “Warrants”). Each whole Warrant entitles the holder to purchase one additional Common Share at a price of $0.20 per Common Share for the two years from the date of issue.

Subject to TSX Venture Exchange approval, the Company may pay a finder’s fees on the gross proceeds of the Private Placement to qualified parties, payable in cash.

Completion of the Private Placement is subject to the approval of the TSX Venture Exchange.

The net proceeds from the Private Placement will be used for the further evaluation of the Company’s gold exploration project in Nevada, USA and for general corporate purposes.

To find out more about Battle Mountain Gold Inc. please visit our website at www.battlemtngold.com

ON BEHALF OF THE BOARD OF BATTLE MOUNTAIN GOLD INC.

“Chet Idziszek”

Chet Idziszek
President, Chief Executive Officer and Director

Neither the Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accepts responsibility of the adequacy or accuracy of this release.

Cautionary Statement Regarding Forward-Looking Information

This news release includes certain “forward-looking statements” under applicable Canadian securities legislation that are not historical facts. Forward-looking statements involve risks, uncertainties, and other factors that could cause actual results, performance, prospects, and opportunities to differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements in this news release include, but are not limited to, statements with respect to the Company's proposed financing, objectives, goals or future plans and the business and operations of the Company. Forward-looking statements are necessarily based on a number of estimates and assumptions that, while considered reasonable, are subject to known and unknown risks, uncertainties and other factors which may cause actual results and future events to differ materially from those expressed or implied by such forward-looking statements. Such factors include, but are not limited to: general business, economic and social uncertainties; litigation, legislative, environmental and other judicial, regulatory, political and competitive developments; delay or failure to receive board, shareholder or regulatory approvals; those additional risks set out in the Company’s public documents filed on SEDAR at www.sedar.com; and other matters discussed in this news release. Although the Company believes that the assumptions and factors used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Except where required by law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

www.battlemtngold.com TSX.V – BMG OTC.QB - BMTNF

300 - 1055 West Hastings Street, Vancouver, B.C. V6E 2E9 Canada	T.604.331.8772	F.604.684.6024

BATTLE MOUNTAIN GOLD INC. ANNOUNCES CLOSING OF PRIVATE PLACEMENT

Vancouver, British Columbia – December 23, 2014 – Battle Mountain Gold Inc. (the “Company”) (TSX-V: BMG) is pleased to announce it has closed the non-brokered private placement (the “Private Placement”) previously announced on December 19, 2014.

The Private Placement comprised 575,000 units (“Units”) at a price of $0.10 per Unit for gross proceeds of $57,500. Each Unit comprises one common share (“Common Share”) and one-half of one common share purchase warrant (the “Warrants”). Each whole Warrant entitles the holder to purchase one additional Common Share at a price of $0.20 per Common Share for the two years from the date of issue.

The Company paid finder’s fees which totalled $2,400 (the “Finder’s Fee”) in connection with the Private Placement.

The Common Shares and Warrants issued in connection with the Private Placement are all subject to a hold period expiring on April 24, 2015.

On December 19, 2014, the TSX Venture Exchange provided final approval for the Private Placement.

The net proceeds from the Private Placement will be used for the further evaluation of the Company’s gold exploration project in Nevada, USA and for general corporate purposes.

To find out more about Battle Mountain Gold Inc. please visit our website at www.battlemtngold.com

ON BEHALF OF THE BOARD OF BATTLE MOUNTAIN GOLD INC.

“Chet Idziszek”

Chet Idziszek
President, Chief Executive Officer and Director

Neither the Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accepts responsibility of the adequacy or accuracy of this release.